Exhibit 99.1

Reed Elsevier Interim Results 2007     1
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV
26 July 2007
REED ELSEVIER 2007 INTERIM RESULTS
GOOD FINANCIAL PROGRESS
Adjusted figures
Continuing Operations (Elsevier, LexisNexis and Reed Business)
•	Revenues unchanged at £2,235m/up 1% to €3,308m; up 6% at constant currencies.

•	Adjusted operating profits, before amortisation of acquired intangible assets and acquisition integration costs, up 3% to £530m/up 5% to €784m; up 10% at constant currencies.

•	12% growth in online information and digital services which now account for 45% of revenues.

•	Adjusted operating margins up 0.8%pts at 23.7%.

•	90% of adjusted operating profits converted into cash.
Total Operations (including Harcourt Education)
•	Adjusted earnings per share, at reported exchange rates, up 1% to 14.3p for Reed Elsevier PLC and unchanged at €0.32 for Reed Elsevier NV; up 8% at constant currencies.

•	Equalised interim dividends up 10% to 4.5p for Reed Elsevier PLC and up 12% to €0.114 for Reed Elsevier NV.
Reported figures
•	Reported operating profits, after amortisation of acquired intangibles and acquisition integration costs, up 6% to £412m/up 8% to €610m.

•	Reported earnings per share, including disposal gains, up 46% to 12.5p for Reed Elsevier PLC/up 46% to €0.30 for Reed Elsevier NV.
SHARPENED STRATEGIC FOCUS
•	Announced definitive sale agreements for entire Harcourt Education division for total proceeds of $4.95bn.

•	Intention to return the expected net proceeds of approximately $4.0bn to shareholders following completion. The sale of the Harcourt Education division is expected to be broadly neutral to adjusted earnings per share.

•	Elsevier, LexisNexis and Reed Business show good growth momentum as they accelerate their online information and workflow solution strategies.

Reed Elsevier Interim Results 2007     2
•	Reed Elsevier is making encouraging progress in delivering on its strategic priorities:
–	Delivering authoritative content through leading brands

–	Driving online solutions

–	Improving cost efficiency

–	Upgrading portfolio
OUTLOOK
•	On track to deliver in 2007 a minimum 10% growth in adjusted earnings per share at constant currencies.
Reed Elsevier's Chief Executive Officer, Sir Crispin Davis, commented:
“We are seeing good momentum across our businesses, particularly with the growing impact of our online solutions strategy. We were pleased to announce sales of our Harcourt Education businesses at prices which recognised the exceptional quality of the Harcourt assets. We have also made good progress in the first half in putting together our plans to further drive cost efficiencies.
The 2007 first half financial results are encouraging. Market conditions continue to be generally favourable, our strategy is clear, the business well focused, and we are leveraging our resources to good effect. Reed Elsevier is well placed for a strong second half and we are firmly on track to deliver our 2007 goals.”
Reed Elsevier combined businesses
	£				€				%
	Six months ended 30 June				Six months ended 30 June
									Change at
									constant
	2007	2006	Change		2007	2006	Change		currencies
Continuing operations	£m	£m	%		€m	€m	%

Revenue	2,235	2,237	0%		3,308	3,266	+1%		+6%

Reported operating profit	412	387	+6%		610	565	+8%		+13%
Adjusted operating profit	530	513	+3%		784	749	+5%		+10%

Adjusted operating margin	23.7%	22.9%	+0.8	pts	23.7%	22.9%	+0.8	pts	+0.9	pts
Adjusted operating cash flow	479	432	+11%		709	631	+12%		+16%

Parent companies
	Reed Elsevier PLC					Reed Elsevier NV
	Six months ended 30 June					Six months ended 30 June
									Change at
									constant
	2007		2006		Change	2007	2006	Change	currencies
Continuing and discontinued operations					%			%	%

Reported earnings per share	12.5	p	8.6	p	+46%	€0.30	€0.20	+46%
Adjusted earnings per share	14.3	p	14.2	p	+1%	€0.32	€0.32	0%	+8%
Dividend per share	4.5	p	4.1	p	+10%	€0.114	€0.102	+12%

The results of the Harcourt Education division are presented as discontinued operations and are excluded from revenue, reported and adjusted operating profit, adjusted operating margin and adjusted operating cash flow.
Adjusted figures are presented as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures.

ENQUIRIES	Sybella Stanley (Investors)	Patrick Kerr (Media)
	+44 20 7166 5630	+44 20 7166 5646

Reed Elsevier Interim Results 2007     3
FINANCIAL HIGHLIGHTS
(Growth rates at constant currencies unless otherwise indicated)
Continuing operations
Revenue growth and underlying margin improvement
Revenues were up 6% and adjusted operating profits up 10% at constant currencies.
Underlying revenue growth, excluding acquisitions and disposals, was 6%. Underlying adjusted operating profit was 9% higher reflecting the revenue growth and margin improvement, with good performances across all the continuing businesses.
Revenue growth was driven by strong subscription revenues and good demand for online information and workflow solutions.
Overall adjusted operating margin was up 0.8% points at reported exchange rates reflecting good revenue growth combined with continuing cost efficiency.
Strong cash flow
The quality of the earnings is underpinned by the strong cash flow, with 90% of operating profits converting into cash in the first half.
Continuing and discontinued businesses
Growth in adjusted earnings and dividends
Growth in adjusted earnings per share at constant currencies was 8%. The impact of the weaker US dollar gives, at reported exchange rates, adjusted earnings growth of 1% for Reed Elsevier PLC to 14.3p and earnings for Reed Elsevier NV unchanged at €0.32. Since the first half 2006, the US dollar average rate has weakened from $1.79:£1 to $1.97:£1 and from $1.23:€1 to $1.33:€1, representing a fall of 10% against sterling and 8% against the euro.
The interim dividend is increased by 10% for Reed Elsevier PLC and 12% for Reed Elsevier NV reflecting the positive outlook (the differential growth rates reflect movements in the Sterling/Euro exchange rates).
Reported earnings per share
Reported earnings per share (taking into account the amortisation of acquired intangible assets, disposal gains and losses, and movements in deferred tax balances not expected to crystallise in the near term) were up 46% expressed in both sterling and euros at 12.5p and €0.30 for Reed Elsevier PLC and Reed Elsevier NV respectively.
CONTINUED STRATEGIC PROGRESS
In February, Reed Elsevier announced a sharpening of strategic focus to best capitalise on growing digital opportunities in its Science & Medical, Legal and Business markets. Reed Elsevier is making good progress against its four strategic priorities, linked closely to its financial strategy.
Deliver authoritative content through leading brands
Reed Elsevier’s authoritative content delivered through market leading brands provide our professional customers with the essential data, analysis and comment to support their decisions. In the first half Reed Elsevier continued to invest behind its brands with new launches, brand extensions, cloning and versioning of titles and events across geographic markets, and new publishing and content acquisition.

Reed Elsevier Interim Results 2007     4
Drive online solutions
Digital revenues continue to drive overall revenue growth and were up 12% in the first half at constant currencies, and accounted for 45% of Reed Elsevier revenues. The success of our online strategies is based on compelling online content driven workflow solutions and increasing focus on business model innovation and solutions marketing.
Improve cost efficiency
In the first half new organisational structures have been developed and new appointments made to leverage more effectively our skills, technology and resources across an increasingly synergistic portfolio. Reed Elsevier has appointed a new Chief Technology Officer, a Chief Outsourcing and Offshoring Officer and a Chief Procurement Officer to that effect. While substantial cost savings have been made over the last five years, we are confident that there are further significant opportunities across the supply chain and in technology and infrastructure to continue this progress.
Upgrade portfolio
Reed Elsevier has entered into definitive agreements to sell its entire Harcourt Education division. In May Reed Elsevier announced the sale of the Harcourt Assessment and Harcourt Education International businesses to Pearson plc for $950m. The sale of the International business has largely been completed. In July the sale was announced of the Harcourt US Schools Education businesses to Houghton Mifflin Riverdeep for $4.0bn. This sale and that of Harcourt Assessment are subject to US regulatory approval, expected by the first half 2008. It is the intention to return the aggregate net proceeds of approximately $4.0bn to shareholders by way of special dividend in the equalisation ratio followed by a corresponding consolidation of share capital, following completion.
Reed Elsevier has continued to pursue selective acquisitions that accelerate its strategy and overall business progress and meet its strict financial criteria. These include the acquisition by Elsevier of the Beilstein Database, the world’s leading chemical database; by Reed Business of BuyerZone, a leading US online lead generation business; and by LexisNexis of further online services to enhance its total solutions and risk information and analytics products.

Reed Elsevier Interim Results 2007     5
Operating and financial review

	£			€			%
	Six months ended 30 June			Six months ended 30 June
							Change
	2007	2006	Change	2007	2006	Change	at constant
	£m	£m	%	€m	€m	%	currencies

CONTINUING OPERATIONS
Revenue
Elsevier	711	721	-1%	1,052	1,053	0%	+4%
LexisNexis	764	768	-1%	1,131	1,121	+1%	+8%
Reed Business	760	748	+2%	1,125	1,092	+3%	+6%

Total	2,235	2,237	0%	3,308	3,266	+1%	+6%

Adjusted operating profit
Elsevier	201	196	+3%	298	286	+4%	+10%
LexisNexis	176	169	+4%	260	247	+5%	+13%
Reed Business	155	152	+2%	229	222	+3%	+7%
Unallocated items	(2)	(4)		(3)	(6)

Total	530	513	+3%	784	749	+5%	+10%

DISCONTINUED OPERATIONS
Revenue
Harcourt Education	322	390	-17%	477	569	-16%	-10%

Adjusted operating profit
Harcourt Education	(12)	10		(18)	15

Adjusted figures and constant currency growth rates are used by Reed Elsevier as additional performance measures. Adjusted operating profit is stated before the amortisation of acquired intangible assets and acquisition integration costs. Constant currency growth rates are based on 2006 full year average and hedge exchange rates.
Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, excluding acquisitions and disposals.
The reported operating profit figures are set out in note 2 to the combined financial information and reconciled to the adjusted figures in note 6.
FORWARD LOOKING STATEMENTS
This Interim Statement contains forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’ and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of our products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.

Reed Elsevier Interim Results 2007     6
Operating and Financial review
Elsevier

	£				€				%
	Six months ended 30 June				Six months ended 30 June
									Change
	2007	2006	Change		2007	2006	Change		at constant
	£m	£m	%		€m	€m	%		currencies

Revenue
Science & Technology	390	396	-2%		577	578	0%		+3%
Health Sciences	321	325	-1%		475	475	0%		+6%

	711	721	-1%		1,052	1,053	0%		+4%

Adjusted operating profit	201	196	+3%		298	286	+4%		+10%
Adjusted operating margin	28.3%	27.2%	+1.1	pts	28.3%	27.2%	+1.1	pts	+1.4	pts

The Elsevier science and medical business has had a successful first half, with good underlying revenue growth. The second half is expected to continue well with good subscription renewals, growing online sales and the more important second half publishing programme.
Revenues and adjusted operating profits were ahead 4% and 10% respectively at constant currencies, or 5% and 9% before acquisitions and disposals. Overall adjusted operating margins improved by 1.1 percentage points, or 1.4 percentage points before currency effects, driven by revenue growth, stabilising investment levels and continuing cost efficiency.
The Science & Technology business saw underlying revenue growth of 6% reflecting strong journal subscription renewals and growing online sales including the successful roll out of the Scopus abstracts and indexing database. The business is making good progress in its customer service programmes with positive developments across a range of surveyed measures, including impact, functionality and service. Online usage of ScienceDirect continues to grow year on year at over 20%. Reported revenues were up 3% at constant currencies reflecting the prior year disposal of the Endeavor software business. In March, Elsevier acquired the full rights to the Beilstein chemical compounds database, previously operated under license, which is now being integrated with other content resources to deliver innovative online solutions.
In Health Sciences, revenue growth was 6% at constant currencies, or 5% underlying with strong sales in the nursing and allied health professional sectors and rapidly growing online solutions. Growth in the first half was partly held back by some changes in US book distribution channels and weakness in the pharma advertising market. Online revenues continue to grow strongly as new products are released to improve healthcare productivity and medical outcomes. The first half saw further integration of the Gold Standard drugs database with clinical diagnostic tools and workflow applications. The MDConsult clinical reference product was successfully relaunched with significantly enhanced functionality and ease of use. The Consult series of point of care online workflow resources was expanded with Procedures Consult. Further innovative products will be launched in the second half with the pace of online product introduction accelerating through increasingly agile development processes.
The second half should see continued good growth in revenue and margin development with growing online sales, a successful publishing programme and ongoing cost efficiency.

Reed Elsevier Interim Results 2007     7
Operating and financial review
LexisNexis

	£				€				%
	Six months ended 30 June				Six months ended 30 June
									Change
	2007	2006	Change		2007	2006	Change		at constant
	£m	£m	%		€m	€m	%		currencies

Revenue
United States	544	562	-3%		805	820	-2%		+7%
International	220	206	+7%		326	301	+8%		+10%

	764	768	-1%		1,131	1,121	+1%		+8%

Adjusted operating profit	176	169	+4%		260	247	+5%		+13%
Adjusted operating margin	23.0%	22.0%	+1.0	pts	23.0%	22.0%	+1.0	pts	+1.1	pts

LexisNexis has started the year well, with good growth seen in new sales of online information solutions in the US and internationally, and in risk information and analytics.
Revenues and adjusted operating profits were up 8% and 13% respectively at constant currencies, or 6% and 11% before acquisitions. The overall adjusted operating margin improved by 1.0 percentage point, or 1.1 percentage points before currency translation effects, reflecting the good revenue growth and continued cost efficiency.
LexisNexis United States revenues were 7% ahead at constant currencies, or 5% underlying. In US Legal Markets, good growth was seen in subscriptions and new solutions sales to both large and small law firms. Underlying growth of 4% was below trend due to a strong prior year comparison including larger case sizes in electronic discovery. Growth in the second half is aided this year by significant new solutions services. In Corporate and Public markets, underlying revenue growth was 7%, driven by strong demand in risk management and in processing higher volumes for the US patent and trademark office, although some delays were experienced in US government budget approvals.
The LexisNexis International business outside the US saw underlying revenue growth of 7% driven by the growing penetration of its online information services across its markets and new publishing. The launch of workflow solutions products internationally is also stimulating demand for online services, with the first half seeing 18% underlying growth in online revenues.
During the first half LexisNexis expanded its Total Solutions product portfolio in litigation, client development, practice management, corporate counsel and research, through organic investment and selective acquisition. The launch of Practice Advantage for the small law firm market has been particularly successful combining research with practice management and client development tools into one integrated easy to use solution. Other new solutions launches which will benefit the second half include Cases in Brief and Total Patent in research, Client Reviews in client development, Litigation Repository in litigation, and eight new releases within Total Practice Advantage. With continuous innovative new product development, launch and marketing, the LexisNexis brand is being transformed from its historic focus on research to embrace Total Practice Solutions. The sales forces in the US and internationally are being restructured and reskilled to solutions selling.
Continued revenue momentum in US and international markets and further margin improvement is expected in the second half together with the benefit of some sales phasing and new product launches.

Reed Elsevier Interim Results 2007     8
Operating and financial review
Reed Business

	£				€				%
	Six months ended 30 June				Six months ended 30 June
									Change
	2007	2006	Change		2007	2006	Change		at constant
	£m	£m	%		€m	€m	%		currencies

Revenue
Reed Business Information	445	458	-3%		659	669	-1%		+1%
Reed Exhibitions	315	290	+9%		466	423	+10%		+14%

	760	748	+2%		1,125	1,092	+3%		+6%

Adjusted operating profit	155	152	+2%		229	222	+3%		+7%
Adjusted operating margin	20.4%	20.3%	+0.1	pts	20.4%	20.3%	+0.1	pts	+0.2	pts

Reed Business has performed well in the first half. Online information services grew rapidly, more than compensating for print declines. A good performance in the exhibitions business is held back in the first half by the cycling out of a number of non-annual shows.
Revenues and adjusted operating profits increased by 6% and 7% respectively at constant currencies, or 6% and 4% underlying with profits held back by the cycling out of non-annual shows in the first half. Adjusted operating margins were up 0.1 percentage points, or 0.2 percentage points excluding currency translation effects, held back by the cycling out of contribution from biennial joint venture exhibitions.
At Reed Exhibitions, revenues were ahead 14% at constant currencies, or 12% excluding acquisitions and disposals, with strong growth across the show portfolio and particular success at the Mipim international property show in Cannes, the SIMA property show in Madrid, and the JCK jewellery show in Las Vegas. Only two out of the top 35 shows failed to show growth. Adjusted operating profits were up 2% at constant currencies, or 4% lower excluding acquisitions and disposals, reflecting the cycling out of the contributions from biennial joint venture shows. The adverse cycling effects are largely reversed in the second half of the year as some of the major European biennial shows cycle in. Acquisitions included Alcantara Machado, a leading show organiser in Brazil, and a group of six international aerospace shows.
The Reed Business Information magazine and information businesses saw revenues 1% ahead, or 3% before acquisitions and disposals. Strong growth in online services of over 20% more than compensated for a 3% decline in print as the business migrates online. Online revenues contributed 29% of RBI’s revenues in the first half. Adjusted operating profits were up 5% before lower restructuring costs through continued actions to improve cost efficiency.
In the US, RBI underlying revenues were 1% lower or flat excluding title closures. Online revenues are growing rapidly, particularly from advertising in community sites and news services, and are offsetting the print decline. In January, RBI acquired Buyerzone which matches online requests for proposals from buyers to qualifying suppliers. Buyerzone is being integrated with RBI’s web services across its market sectors. In the UK, RBI underlying revenues were up 5% driven by 19% growth in online revenues. Online recruitment grew 38% in the first half led by Totaljobs, the leading UK recruitment site, which continues to expand its sector coverage and customer base. Online revenues now contribute 46% of RBI UK revenues. In continental Europe, underlying revenues were up 3%, with good growth in new online services and in government, financial and agriculture markets in the Netherlands. Revenues in Asia Pacific grew 9%.
The outlook for Reed Business in the second half is positive. Strong demand for online services, offsetting print declines, and good growth in exhibitions, including favourable second half show cycling, are expected to deliver good growth in revenue and further margin improvement.

Reed Elsevier Interim Results 2007     9
Operating and financial review
Discontinued operations – Harcourt Education

	£				€				%
	Six months ended 30 June				Six months ended 30 June
									Change
	2007	2006	Change		2007	2006	Change		at constant
	£m	£m	%		€m	€m	%		currencies

Revenue
Schools & Assessment	286	342	-16%		424	499	-15%		-8%
International	36	48	-25%		53	70	-24%		-20%

	322	390	-17%		477	569	-16%		-10%

Adjusted operating profit	(12)	10			(18)	15
Adjusted operating margin	-3.7%	2.6%	-6.3	pts	-3.7%	2.6%	-6.3	pts	-6.1	pts

Following announcement in February 2007 of the planned sale of the Harcourt Education division, the businesses are presented as discontinued operations. On 4 May, the sale of the Harcourt Education International and Harcourt Assessment businesses to Pearson plc was announced, and on 16 July the sale of the Harcourt US K-12 Education businesses to Houghton Mifflin Riverdeep Group was announced. The sale of the UK, Australian and New Zealand businesses of Harcourt Education International completed in May 2007. The sales of the remaining businesses are expected to complete by the first half of 2008, subject to regulatory approvals.
Harcourt Education has performed well in US state textbook adoptions, particularly in secondary school markets, which will come through as sales in the second half. The first half results are unrepresentative of the year due to seasonality of the business. Assessment revenues were lower reflecting prior year state testing contract losses whilst profitability is significantly ahead through improved operational efficiency.
Harcourt Education saw revenues 10% lower than in the prior first half at constant currencies, or 8% lower underlying. The majority of revenues are generated in the second half of the year ahead of and following the start of the academic year and first half comparisons are typically unrepresentative. The decline this first half reflects the strong prior year comparison, which saw early product call off by certain states, as well as weak open territory and supplemental markets. Because of the seasonality of the education revenues, the first half adjusted operating margin is typically very low. Harcourt Education recorded a small adjusted operating loss in the first half against a small adjusted operating profit in the prior first half reflecting the revenue decline and higher sales and marketing expenditures ahead of the larger state textbook adoption opportunities this year.
The Harcourt US K-12 business has performed strongly in the 2007 state textbook adoptions, which will come through in second half sales. The adoption market is larger than in the prior year, following an upturn in the adoption calendar. Harcourt has had particular successes in elementary social studies and mathematics and in secondary science and mathematics. The new elementary reading programme launched this year in open territories has been very well received, which also bodes well for major reading adoptions next year. The supplemental businesses are expected to benefit from significant new publishing in the second half.
The Assessment business saw 3% lower revenues reflecting prior year state testing contract losses. In the first half, the business has been awarded a number of new contracts and contract extensions, validating the turnaround in operational performance which is also reflected in improved profitability.
Sale of most of the International businesses was completed in May.
The outlook for the full year for Harcourt Education is positive driven by the strong 2007 textbook adoption calendar and a positive reception to Harcourt’s new publishing programmes.

Reed Elsevier Interim Results 2007     10
Operating and financial review
Financial review
REED ELSEVIER COMBINED BUSINESSES
Currency
The average US dollar exchange rate in the first half of 2007 is significantly weaker than in the prior year first half, having weakened 10% against sterling and 8% against the euro. The first half results are therefore significantly impacted by currency translation.
Income statement
Revenue from continuing operations (ie excluding Harcourt Education) at £2,235m/€3,308m was little changed from 2006 expressed in sterling and up 1% when expressed in euros. At constant exchange rates, revenue was 6% higher, both including and excluding acquisitions and disposals.
Reported figures
Continuing operations
Reported operating profit from continuing operations, after amortisation of acquired intangible assets and acquisition integration costs, at £412m/€610m, was up 6% in sterling and 8% in euros compared to the prior first half. The increase reflects the strong underlying operating performance and lower acquisition integration costs, partly offset by currency translation effects.
The amortisation charge in respect of acquired intangible assets amounted to £108m/€160m, up £1m/€4m on the comparative period, with the impact of prior year acquisitions largely offset by currency translation effects.
Acquisition integration costs amounted to £6m/€8m (2006: £12m/€18m). Disposals and other non operating items comprise gains on disposals of businesses and investments of £7m/€10m and fair value increases in the portfolio of venture capital investments of £1m/€2m.
The reported profit before tax, including amortisation of acquired intangible assets, acquisition integration costs and non operating items, at £350m/€518m, was up 13% expressed in sterling and 15% expressed in euros compared to the 2006 first half.
The reported tax charge of £88m/€130m, compares with a charge of £68m/€99m in the prior first half. The increase principally reflects prior year movements in deferred tax balances arising on unrealised exchange differences on long term inter affiliate lending. These deferred tax movements are recognised in the income statement but are not expected to crystallise in the foreseeable future.
Total operations
Net profit from discontinued operations comprises seasonal first half post tax losses, including amortisation of acquired intangible assets, from the Harcourt Education businesses of £21m/€31m (2006: £24m/€35m) and a post tax gain of £71m/€108m on the completion of the sale of certain of the Harcourt Education International businesses in May 2007.
The reported attributable profit of £311m/€464m compares with a reported attributable profit of £217m/€317m in the first half of 2006, reflecting the strong operating performance and the profit on sale of Harcourt Education International businesses.
Adjusted figures
Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Comparison at constant exchange rates uses 2006 full year average and hedge exchange rates.
Continuing operations
Adjusted operating profit for the continuing operations, at £530m/€784m, was up 3% expressed in sterling and up 5% in euros. At constant exchange rates, adjusted operating profits were up 10%, or 9% excluding acquisitions and disposals.
The net pension expense (including the unallocated net pension financing credit) was £20m/€30m, £8m/€11m lower than in the prior first half principally reflecting higher returns on plan assets and curtailments. The charge for share based payments was £17m/€25m, down from £24m/€35m in the prior first half, principally due to lower option grant volumes and the expiry of the 2004-2006 Long Term Incentive Plan. Restructuring costs, other than in respect of acquisition integration, were £7m/€10m (2006: £9m/€13m).
Overall adjusted operating margin for the continuing businesses was up 0.8 percentage points at 23.7% reflecting the good revenue growth and cost efficiency. The cycling out of biennial joint venture exhibitions, which contribute to profit but not revenues, had a 0.3 percentage point adverse effect on overall margin growth. Currency translation mix and the effect of the science journal currency hedging programme reduced

Reed Elsevier Interim Results 2007     11
Operating and financial review
margin by 0.1 percentage points. (The net benefit of the Elsevier science journal hedging programme is lower in 2007 than in 2006 as the effect of the weaker US dollar is incorporated within the three year rolling programme, although the impact of the decline in hedge rates is less than in the prior year.)
Net finance costs, at £70m/€104m, were £7m/€9m lower than in the prior first half largely due to currency translation effects. The benefit of 2006 free cash flow is offset by higher short term interest rates and acquisition financing.
Adjusted profit before tax from continuing operations was £460m/€680m, up 6% compared to the prior first half expressed in sterling and 7% in euros. At constant exchange rates, adjusted profit before tax was up 12%.
The effective tax rate on adjusted earnings for the continuing businesses, at 23.0%, was 0.5 percentage points lower than the equivalent rate in 2006, principally due to increased interest deductibility in the US.
The effective tax rate on adjusted earnings excludes movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are also grossed up for the equity share of taxes in joint ventures.
The adjusted profit from continuing operations attributable to shareholders of £353m/€522m was up 6% compared to the prior first half expressed in sterling and 8% in euros. At constant exchange rates, adjusted profit attributable to shareholders was up 13% for continuing operations.
Total operations
For total operations, taking into account the first half Harcourt Education loss, the adjusted profit attributable to shareholders was £340m/€503m, up 1% expressed in sterling and 2% expressed in euros. At constant exchange rates, adjusted profit attributable to shareholders from total operations was up 8%. The effective tax rate on the profit from total operations, at 23.8%, was slightly lower than the 24.1% effective rate for the 2006 full year.
Cash flows and debt
Adjusted operating cash flow from continuing operations was £479m/€709m, up 11% on the prior first half expressed in sterling and 12% in euros, or 16% at constant currencies. The rate of conversion of adjusted operating profits into cash flow for continuing businesses in the first half was 90% (2006: 84%). The first half cash flow conversion is somewhat variable reflecting the seasonality of operating cash flows particularly in relation to advance subscription receipts and exhibition deposits, and the timing of capital spend.
Capital expenditure included within adjusted operating cash flow from continuing operations was £65m/€96m (2006: £70m/€102m), including £41m/€61m in respect of capitalised development costs included within intangible assets. Spend on acquisitions was £260m/€385m. Including deferred consideration payable, an amount of £198m/€293m was capitalised as acquired intangible assets and £65m/€96m as goodwill. Acquisition integration spend in respect of these and other recent acquisitions amounted to £7m/€10m.
Free cash flow from continuing operations – after interest and taxation – was £286m/€423m, up £21m/€36m on the prior first half. Dividends paid to shareholders in the first half, relating to the 2006 final dividend, amounted to £299m/€443m (2006: £269m/€393m). Share repurchases by the parent companies amounted to £28m/€41m. Shares of the parent companies purchased by the employee benefit trust to meet future obligations in respect of share based remuneration amounted to £33m/€49m. Net proceeds from the exercise of share options were £156m/€231m.
Proceeds from the sale of discontinued operations in the first half were £141m/€209m.
Net borrowings at 30 June 2007 were £2,518m/ €3,752m, an increase of £204m/€304m since 31 December 2006, principally reflecting the payment of the 2006 final dividend, share repurchases, acquisition spend and the seasonal cash outflow within Harcourt Education, partly offset by the free cash flow from continuing operations in the first half, proceeds from the exercise of share options, disposal proceeds and the translation effect of the weakening of the US dollar between the beginning and end of the period. Currency translation effects decreased net debt expressed in sterling by £31m and in euros by €44m.
The net pension surplus, ie pension assets less pension obligations, at 30 June 2007 was £196m/€292m which compares with a net deficit as at 31 December 2006 of £236m/€351m. The improvement principally arises from increases in the period in discount rates used to value scheme liabilities.

Reed Elsevier Interim Results 2007     12
Operating and financial review
PARENT COMPANIES
For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share for total operations were respectively up 1% at 14.3p (2006: 14.2p) and unchanged at €0.32 (2006: €0.32). At constant rates of exchange, the adjusted earnings per share of both companies increased by 8% over the prior first half.
The reported earnings per share for Reed Elsevier PLC shareholders was 12.5p (2006: 8.6p) and for Reed Elsevier NV shareholders was €0.30 (2006: €0.20). From continuing operations, the reported earnings per share for Reed Elsevier PLC were 10.3p (2006: 9.5p) and for Reed Elsevier NV were €0.25 (2006: €0.23).
The equalised interim dividends are 4.5p per share for Reed Elsevier PLC and €0.114 per share for Reed Elsevier NV, up 10% and 12% respectively on the prior first half reflecting the positive outlook.

Reed Elsevier Interim Results 2007     13
Combined financial information
Combined income statement
For the six months ended 30 June 2007

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

4,509	6,628	Revenue	2,235	2,237	3,308	3,266
(1,602)	(2,355)	Cost of sales	(811)	(806)	(1,200)	(1,177)

2,907	4,273	Gross profit	1,424	1,431	2,108	2,089
(925)	(1,360)	Selling and distribution costs	(460)	(473)	(681)	(691)
(1,163)	(1,709)	Administration and other expenses	(563)	(585)	(834)	(853)

819	1,204	Operating profit before joint ventures	401	373	593	545
18	27	Share of results of joint ventures	11	14	17	20

837	1,231	Operating profit	412	387	610	565

21	31	Finance income	18	11	26	16
(179)	(264)	Finance costs	(88)	(88)	(130)	(129)

(158)	(233)	Net finance costs	(70)	(77)	(104)	(113)

(1)	(1)	Disposals and other non operating items	8	—	12	—

678	997	Profit before tax	350	310	518	452
(86)	(127)	Taxation	(88)	(68)	(130)	(99)

592	870	Net profit from continuing operations	262	242	388	353
33	49	Net profit/(loss) from discontinued operations	50	(24)	77	(35)

625	919	Net profit for the period	312	218	465	318

		Attributable to:
623	916	Parent companies’ shareholders	311	217	464	317
2	3	Minority interests	1	1	1	1

625	919	Net profit for the period	312	218	465	318

Net profit from discontinued operations is analysed in note 3.
Adjusted profit figures are presented in note 6 as additional performance measures.

Reed Elsevier Interim Results 2007     14
Combined financial information
Combined cash flow statement
For the six months ended 30 June 2007

			£		€
Year ended			Six months ended		Six months ended
31 December			30 June		30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

		Cash flows from operating activities – continuing operations
1,213	1,782	Cash generated from operations	527	483	780	705
(172)	(253)	Interest paid	(68)	(77)	(101)	(112)
12	18	Interest received	13	5	19	7
(165)	(241)	Tax paid	(138)	(93)	(204)	(135)

888	1,306	Net cash from operating activities	334	318	494	465

		Cash flows from investing activities – continuing operations
(163)	(240)	Acquisitions	(260)	(136)	(385)	(198)
(68)	(100)	Purchases of property, plant and equipment	(24)	(28)	(35)	(41)
(99)	(146)	Expenditure on internally developed intangible assets	(41)	(42)	(61)	(61)
(9)	(13)	Purchase of investments	(3)	(3)	(4)	(5)
2	3	Proceeds from disposals of property, plant and equipment	—	1	—	1
48	70	Proceeds from other disposals	—	39	—	56
16	24	Dividends received from joint ventures	10	6	15	9

(273)	(402)	Net cash used in investing activities	(318)	(163)	(470)	(239)

		Cash flows from financing activities – continuing operations
(371)	(545)	Dividends paid to shareholders of the parent companies	(299)	(269)	(443)	(393)
72	105	Increase in bank loans, overdrafts and commercial paper	293	568	433	829
407	598	Issuance of other loans	148	7	219	10
(337)	(495)	Repayment of other loans	(152)	(31)	(225)	(45)
(12)	(18)	Repayment of finance leases	(5)	(7)	(7)	(10)
93	137	Proceeds on issue of ordinary shares	156	43	231	63
(285)	(419)	Purchase of treasury shares	(61)	(288)	(90)	(420)

(433)	(637)	Net cash from/(used in) financing activities	80	23	118	34

57	84	Net cash (used in)/from discontinued operations	(43)	(182)	(64)	(266)

239	351	Increase/(decrease) in cash and cash equivalents	53	(4)	78	(6)

		Movement in cash and cash equivalents
296	432	At start of period	519	296	774	432
239	351	Increase/(decrease) in cash and cash equivalents	53	(4)	78	(6)
(16)	(9)	Exchange translation differences	(2)	(2)	(3)	(8)

519	774	At end of period	570	290	849	418

Net cash from discontinued operations is analysed in note 3.
Adjusted operating cash flow figures are presented in note 6 as additional performance measures.

Reed Elsevier Interim Results 2007     15
Combined financial information
Combined balance sheet
As at 30 June 2007

			£			€
As at 31 December			As at 30 June		As at 30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

		Non-current assets
2,802	4,175	Goodwill	2,414	2,983	3,597	4,296
2,524	3,761	Intangible assets	2,106	2,777	3,138	3,999
73	108	Investments in joint ventures	103	77	154	110
50	75	Other investments	54	44	80	64
298	444	Property, plant and equipment	235	296	350	426
20	30	Net pension assets	317	166	472	239
170	253	Deferred tax assets	82	139	122	200

5,937	8,846		5,311	6,482	7,913	9,334

		Current assets
633	943	Inventories and pre-publication costs	256	661	382	952
1,443	2,150	Trade and other receivables	998	1,314	1,487	1,891
519	774	Cash and cash equivalents	570	290	849	418

2,595	3,867		1,824	2,265	2,718	3,261

—	—	Assets held for sale	1,585	20	2,362	29

8,532	12,713	Total assets	8,720	8,767	12,993	12,624

		Current liabilities
1,934	2,882	Trade and other payables	1,547	1,677	2,304	2,415
921	1,372	Borrowings	1,034	1,637	1,541	2,357
479	714	Taxation	395	545	589	785

3,334	4,968		2,976	3,859	4,434	5,557

		Non-current liabilities
2,085	3,107	Borrowings	2,141	1,906	3,190	2,745
850	1,266	Deferred tax liabilities	780	897	1,162	1,292
256	381	Net pension obligations	121	247	180	356
28	42	Provisions	23	37	36	52

3,219	4,796		3,065	3,087	4,568	4,445

—	—	Liabilities associated with assets held for sale	319	3	475	4

6,553	9,764	Total liabilities	6,360	6,949	9,477	10,006

1,979	2,949	Net assets	2,360	1,818	3,516	2,618

		Capital and reserves
191	285	Combined share capitals	194	191	289	275
1,879	2,800	Combined share premiums	2,033	1,858	3,029	2,676
(377)	(562)	Combined shares held in treasury	(392)	(382)	(584)	(550)
(136)	(201)	Translation reserve	(176)	(40)	(260)	(63)
409	607	Other combined reserves	688	177	1,023	260

1,966	2,929	Combined shareholders’ equity	2,347	1,804	3,497	2,598
13	20	Minority interests	13	14	19	20

1,979	2,949	Total equity	2,360	1,818	3,516	2,618

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 25 July 2007.

Reed Elsevier Interim Results 2007     16
Combined financial information
Combined statement of recognised income and expense
For the six months ended 30 June 2007

			£		€
Year ended			Six months ended		Six months ended
31 December			30 June		30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

625	919	Net profit for the period	312	218	465	318

(244)	(300)	Exchange differences on translation of foreign operations	(41)	(118)	(57)	(208)
—	—	Cumulative exchange differences on disposal of foreign operations	1	—	(2)	—
139	204	Actuarial gains on defined benefit pension schemes	388	290	574	423
3	4	Fair value movements on available for sale investments	—	2	—	3
—	—	Cumulative fair value movements on disposal of available for sale investments	(1)	—	(1)	—
54	79	Fair value movements on cash flow hedges	12	32	18	47
(60)	(88)	Tax recognised directly in equity	(96)	(100)	(142)	(146)

(108)	(101)	Net income/(expense) recognised directly in equity	263	106	390	119

(5)	(7)	Transfer to net profit from hedge reserve (net of tax)	(10)	(4)	(15)	(6)

512	811	Total recognised income and expense for the period	565	320	840	431

		Attributable to:
510	808	Parent companies’ shareholders	564	319	839	430
2	3	Minority interests	1	1	1	1

512	811	Total recognised income and expense for the period	565	320	840	431

Combined shareholders’ equity reconciliation
For the six months ended 30 June 2007

			£		€
Year ended			Six months ended		Six months ended
31 December			30 June		30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

510	808	Total recognised net income attributable to the parent companies’ shareholders	564	319	839	430
(371)	(545)	Dividends declared	(299)	(269)	(443)	(393)
93	137	Issue of ordinary shares, net of expenses	156	43	231	63
(285)	(419)	Increase in shares held in treasury	(61)	(288)	(90)	(420)
49	72	Increase in share based remuneration reserve	21	29	31	42

		Net increase/(decrease) in combined
(4)	53	shareholders’ equity	381	(166)	568	(278)
1,970	2,876	Combined shareholders’ equity at start of period	1,966	1,970	2,929	2,876

1,966	2,929	Combined shareholders’ equity at end of period	2,347	1,804	3,497	2,598

Reed Elsevier Interim Results 2007     17
Notes to the combined financial information
1 Basis of preparation
The Reed Elsevier combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”).

The combined financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union. The Reed Elsevier accounting policies under IFRS are set out in the Reed Elsevier Annual Reports and Financial Statements 2006 on pages 58 to 61. The combined financial information has been prepared in accordance with those accounting policies and with IAS34 – Interim Financial Reporting.

The combined financial information for the six months ended 30 June 2007 and the comparative amounts to 30 June 2006 are unaudited but have been reviewed by the auditors. The combined financial information for the year ended 31 December 2006 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2006, which received an unqualified audit report.

2 Segment analysis
Harcourt Education, which has previously been presented as a separate business segment, has been classified as a discontinued operation and its results for the period are presented in note 3.
Revenue

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

		Business segment
1,521	2,236	Elsevier	711	721	1,052	1,053
1,570	2,308	LexisNexis	764	768	1,131	1,121
1,418	2,084	Reed Business	760	748	1,125	1,092

4,509	6,628	Total	2,235	2,237	3,308	3,266

		Geographical origin
2,219	3,262	North America	1,052	1,115	1,557	1,629
828	1,217	United Kingdom	414	379	613	553
497	731	The Netherlands	263	266	389	388
675	992	Rest of Europe	341	327	505	477
290	426	Rest of world	165	150	244	219

4,509	6,628	Total	2,235	2,237	3,308	3,266

		Geographical market
2,322	3,413	North America	1,103	1,154	1,633	1,684
531	781	United Kingdom	285	262	422	383
196	288	The Netherlands	101	101	149	147
866	1,273	Rest of Europe	429	412	635	602
594	873	Rest of world	317	308	469	450

4,509	6,628	Total	2,235	2,237	3,308	3,266

Reed Elsevier Interim Results 2007     18
Notes to the combined financial information
2 Segment analysis continued
Adjusted operating profit

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

		Business segment
465	683	Elsevier	201	196	298	286
380	559	LexisNexis	176	169	260	247
241	354	Reed Business	155	152	229	222

1,086	1,596	Subtotal	532	517	787	755
(39)	(57)	Corporate costs	(21)	(21)	(31)	(31)
34	50	Unallocated net pension credit	19	17	28	25

1,081	1,589	Total	530	513	784	749

		Geographical origin
486	715	North America	216	212	320	309
196	288	United Kingdom	83	69	123	101
175	257	The Netherlands	102	107	151	156
169	248	Rest of Europe	88	89	130	130
55	81	Rest of world	41	36	60	53

1,081	1,589	Total	530	513	784	749

Adjusted operating profit figures are presented as additional performance measures. They are stated before the amortisation of acquired intangible assets and acquisition integration costs, and are grossed up to exclude the equity share of taxes in joint ventures. Adjusted figures are reconciled to the reported figures in note 6. The unallocated net pension credit of £19m/€28m (2006: £17m/€25m) comprises the expected return on pension scheme assets of £98m/€145m (2006: £90m/€131m) less interest on pension scheme liabilities of £79m/€117m (2006: £73m/€106m).
Operating profit

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

		Business segment
395	581	Elsevier	168	157	249	229
264	388	LexisNexis	120	114	178	167
183	269	Reed Business	126	120	186	175

842	1,238	Subtotal	414	391	613	571
(39)	(57)	Corporate costs	(21)	(21)	(31)	(31)
34	50	Unallocated net pension credit	19	17	28	25

837	1,231	Total	412	387	610	565

		Geographical origin
329	485	North America	141	130	209	190
167	245	United Kingdom	68	55	101	80
172	253	The Netherlands	101	106	149	155
117	172	Rest of Europe	63	61	93	89
52	76	Rest of world	39	35	58	51

837	1,231	Total	412	387	610	565

Share of post-tax results of joint ventures of £11m/€17m (2006: £14m/€20m) included in operating profit comprises £2m/€3m (2006: £2m/€2m) relating to LexisNexis and £9m/€14m (2006: £12m/€18m) relating to Reed Business.

Reed Elsevier Interim Results 2007     19
Notes to the combined financial information
3 Discontinued operations
Following announcement in February 2007 of the planned sale of the Harcourt Education division, the businesses are presented as discontinued operations. On 4 May the sale of the Harcourt Assessment and Harcourt Education International businesses for $950m was announced, and on 16 July the sale of the Harcourt US Schools Education businesses for $4.0bn was announced. The sale of the UK, Australian and New Zealand businesses of Harcourt Education International completed in May 2007. The sales of the remaining Harcourt Education businesses are expected to complete by the first half of 2008, subject to regulatory approvals.
Net profit from discontinued operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

889	1,307	Revenue	322	390	477	569

(846)	(1,244)	Operating costs	(344)	(424)	(510)	(619)

43	63	Operating (loss)/profit and (loss)/profit before tax	(22)	(34)	(33)	(50)
(10)	(14)	Taxation	1	10	2	15

33	49	(Loss)/profit after taxation	(21)	(24)	(31)	(35)
—	—	Gain on disposals	73	—	111	—
—	—	Tax on disposals	(2)	—	(3)	—

33	49	Net profit/(loss) from discontinued operations	50	(24)	77	(35)

Operating (loss)/profit is stated after amortisation of acquired intangible assets of £10m/€15m (2006: £44m/€65m). The adjusted operating loss, before amortisation of acquired intangible assets, of the discontinued operations was £12m/€18m (2006: profit £10m/€15m).
The gain on disposals of discontinued operations relates to the completed sale of the Harcourt Education International businesses in the United Kingdom, Australia and New Zealand.
Cash flows from discontinued operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

86	126	Net cash flow from operating activities	(165)	(169)	(244)	(247)
(29)	(42)	Net cash flow from investing activities	122	(13)	180	(19)
—	—	Net cash flow from financing activities	—	—	—	—

57	84	Net movement in cash and cash equivalents	(43)	(182)	(64)	(266)

Net cash flow from investing activities includes proceeds on the completed disposals of £141m/€209m (2006: nil).

Reed Elsevier Interim Results 2007     20
Notes to the combined financial information
4 Assets and liabilities held for sale
The major classes of assets and liabilities of operations classified as held for sale, principally Harcourt Education, are as follows:

			£		€
As at December			As at 30 June		As at 30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

—	—	Goodwill	395	—	588	—
—	—	Intangible assets	483	—	720	—
—	—	Property, plant and equipment	37	1	55	1
—	—	Inventories and pre-publication costs	418	15	623	22
—	—	Trade and other receivables	220	4	328	6
—	—	Deferred tax assets	32	—	48	—

—	—	Total assets held for sale	1,585	20	2,362	29

—	—	Trade and other payables	165	3	246	4
—	—	Deferred tax liabilities	154	—	229	—

—	—	Total liabilities associated with assets held for sale	319	3	475	4

5 Combined cash flow statement
Reconciliation of operating profit before joint ventures to cash generated from operations — continuing operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

819	1,204	Operating profit before joint ventures	401	373	593	545

211	309	Amortisation of acquired intangible assets	108	107	160	156
67	98	Amortisation of internally developed intangible assets	38	32	56	47
81	119	Depreciation of property, plant and equipment	38	41	56	60
38	56	Share based remuneration	17	24	25	35

397	582	Total non cash items	201	204	297	298

(3)	(4)	Movement in working capital	(75)	(94)	(110)	(138)

1,213	1,782	Cash generated from operations	527	483	780	705

Reconciliation of net borrowings

					£
					Six months ended 30 June
Year ended		Cash &		Related derivative
31 December		cash		financial
2006		equivalents	Borrowings	instruments	2007	2006
£m		£m	£m	£m	£m	£m

(2,694)	At start of period	519	(3,006)	173	(2,314)	(2,694)

239	Increase/(decrease) in cash and cash equivalents	53	—	—	53	(4)
(130)	Increase in borrowings	—	(284)	—	(284)	(537)

109	Changes resulting from cash flows	53	(284)	—	(231)	(541)

(9)	Inception of finance leases	—	(4)	—	(4)	(3)
3	Fair value adjustments	—	84	(84)	—	2
277	Exchange translation differences	(2)	35	(2)	31	136

(2,314)	At end of period	570	(3,175)	87	(2,518)	(3,100)

Reed Elsevier Interim Results 2007     21
Notes to the combined financial information
5 Combined cash flow statement continued
Reconciliation of net borrowings

					€
					Six months ended 30 June
Year ended		Cash &		Related derivative
31 December		cash		financial
2006		equivalents	Borrowings	instruments	2007	2006
€m		€m	€m	€m	€m	€m

(3,933)	At start of period	774	(4,479)	257	(3,448)	(3,933)

351	Increase/(decrease) in cash and cash equivalents	78	—	—	78	(6)
(190)	Increase in borrowings	—	(420)	—	(420)	(784)

161	Changes resulting from cash flows	78	(420)	—	(342)	(790)

(14)	Inception of finance leases	—	(6)	—	(6)	(4)
5	Fair value adjustments	—	125	(125)	—	3
333	Exchange translation differences	(3)	49	(2)	44	260

(3,448)	At end of period	849	(4,731)	130	(3,752)	(4,464)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments used to hedge the fair value of fixed rate borrowings.
6  Adjusted figures
Reed Elsevier uses adjusted figures as key performance measures. Adjusted figures are stated before amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profits are also grossed up to exclude the equity share of taxes in joint ventures. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure but before payments in relation to acquisition integration costs. Adjusted figures are derived as follows:
Continuing operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

837	1,231	Operating profit – continuing operations	412	387	610	565
		Adjustments:
211	309	Amortisation of acquired intangible assets	108	107	160	156
23	34	Acquisition integration costs	6	12	8	18
10	15	Reclassification of tax in joint ventures	4	7	6	10

1,081	1,589	Adjusted operating profit before tax from continuing operations	530	513	784	749

678	997	Profit before tax – continuing operations Adjustments:	350	310	518	452
		Adjustments:
211	309	Amortisation of acquired intangible assets	108	107	160	156
23	34	Acquisition integration costs	6	12	8	18
10	15	Reclassification of tax in joint ventures	4	7	6	10
1	1	Disposals and other non operating items	(8)	—	(12)	—

923	1,356	Adjusted profit before tax from continuing operations	460	436	680	636

Reed Elsevier Interim Results 2007     22
Notes to the combined financial information
6 Adjusted figures continued
Continuing operations continued

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

623	916	Profit attributable to parent companies’ shareholders	311	217	464	317
(33)	(49)	Net (profit)/loss from discontinued operations	(50)	24	(77)	35

590	867	Profit attributable to parent companies’ shareholders – continuing operations	261	241	387	352
		Adjustments (post tax):
236	347	Amortisation of acquired intangible assets	121	118	179	171
16	24	Acquisition integration costs	4	10	5	15
(64)	(95)	Disposals and other non operating items	(8)	2	(12)	4
		Deferred tax not expected to crystallise in the near term:
(22)	(32)	Unrealised exchange differences on long term inter affiliate lending	2	(17)	3	(25)
(56)	(82)	Acquired intangible assets	(30)	(32)	(44)	(47)
6	9	Other	3	10	4	15

706	1,038	Adjusted profit attributable to parent companies’ shareholders – continuing operations	353	332	522	485

1,213	1,782	Cash generated from operations	527	483	780	705
16	24	Dividends received from joint ventures	10	6	15	9
(68)	(100)	Purchases of property, plant and equipment	(24)	(28)	(35)	(41)
2	3	Proceeds from disposals of property, plant and equipment	—	1	—	1
(99)	(146)	Expenditure on internally developed intangible assets	(41)	(42)	(61)	(61)
22	33	Payments in relation to acquisition integration costs	7	12	10	18

1,086	1,596	Adjusted operating cash flow from continuing operations	479	432	709	631

Total operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

837	1,231	Operating profit – continuing operations	412	387	610	565
43	63	Operating (loss)/profit – discontinued operations	(22)	(34)	(33)	(50)

880	1,294	Operating profit – total operations	390	353	577	515
		Adjustments:
297	436	Amortisation of acquired intangible assets	118	151	175	221
23	34	Acquisition integration costs	6	12	8	18
10	15	Reclassification of tax in joint ventures	4	7	6	10

1,210	1,779	Adjusted operating profit from total operations	518	523	766	764

Reed Elsevier Interim Results 2007     23
Notes to the combined financial information
6 Adjusted figures continued
Total operations continued

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

678	997	Profit before tax – continuing operations	350	310	518	452
43	63	(Loss)/profit before tax – discontinued operations	(22)	(34)	(33)	(50)

721	1,060	Profit before tax – total operations	328	276	485	402
		Adjustments:
297	436	Amortisation of acquired intangible assets	118	151	175	221
23	34	Acquisition integration costs	6	12	8	18
10	15	Reclassification of tax in joint ventures	4	7	6	10
1	1	Disposals and other non operating items	(8)	—	(12)	—

1,052	1,546	Adjusted profit before tax from total operations	448	446	662	651

623	916	Profit attributable to parent companies’ shareholders – total operations
		Adjustments (post tax):	311	217	464	317
324	476	Amortisation of acquired intangible assets	133	163	197	238
16	24	Acquisition integration costs	4	10	5	15
(64)	(95)	Disposals and other non operating items	(8)	2	(12)	2
		Deferred tax not expected to crystallise in the near term:
(22)	(32)	Unrealised exchange differences on long term inter affiliate lending	2	(17)	3	(25)
(87)	(128)	Acquired intangible assets	(34)	(48)	(50)	(70)
6	9	Other	3	10	4	15
—	—	Post tax gain on disposal of discontinued operations	(71)	—	(108)	—

796	1,170	Adjusted profit attributable to parent companies’ shareholders – total operations	340	337	503	492

7 Exchange translation rates
In preparing the combined financial information the following exchange rates have been applied:

Year ended 31 December 2006			Income statement		Balance sheet
Income	Balance		30 June	30 June	30 June	30 June
statement	sheet		2007	2006	2007	2006

1.47	1.49	Euro to sterling	1.48	1.46	1.49	1,44
1.84	1.96	US dollars to sterling	1.97	1.79	2.00	1.83
1.25	1.32	US dollars to euro	1.33	1.23	1.34	1.27

Reed Elsevier Interim Results 2007    24
Reed Elsevier PLC
Summary financial information
Basis of preparation
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings. The summary financial information has been prepared on the basis of the group accounting policies of Reed Elsevier PLC as set out on page 112 of the Reed Elsevier Annual Reports and Financial Statements 2006, which are in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, and is in accordance with IAS34 – Interim Financial Reporting. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.
The summary financial information does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The interim figures for the six months ended 30 June 2007 and the comparative amounts to 30 June 2006 are unaudited but have been reviewed by the auditors. The summary financial information for the year ended 31 December 2006 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2006, which have been filed with the UK Registrar of Companies and received an unqualified audit report.
Consolidated income statement
For the six months ended 30 June 2007

		£
Year ended		Six months ended
31 December		30 June
2006		2007	2006
£m		£m	£m

(2)	Administrative expenses	—	—
(10)	Effect of tax credit equalisation on distributed earnings	(8)	(7)
343	Share of results of joint ventures	174	120

331	Operating profit	166	113
(3)	Finance charges	(1)	(2)

328	Profit before tax	165	111
(8)	Taxation	(8)	(3)

320	Profit attributable to ordinary shareholders	157	108

Earnings per ordinary share
For the six months ended 30 June 2007

			£
Year ended			Six months ended
31 December			30 June
2006			2007		2006
pence			pence		pence

		From continuing and discontinued operations of the combined businesses
25.6	p	Basic earnings per share	12.5	p	8.6	p
25.3	p	Diluted earnings per share	12.3	p	8.5	p

		From continuing operations of the combined businesses
24.1	p	Basic earnings per share	10.3	p	9.5	p
23.8	p	Diluted earnings per share	10.2	p	9.5	p

Adjusted profit and earnings per share figures are presented in note 1 as additional performance measures.

Reed Elsevier Interim Results 2007     25
Reed Elsevier PLC
Summary financial information
Consolidated cash flow statement
For the six months ended 30 June 2007

		£
Year ended		Six months ended
31 December		30 June
2006		2007	2006
£m		£m	£m

	Cash flows from operating activities
(2)	Cash used by operations	—	—
(3)	Interest received/(paid)	1	(1)
(6)	Tax paid	(5)	(2)

(11)	Net cash used in operating activities	(4)	(3)

	Cash flows from investing activities
596	Dividends received from joint ventures	400	285

	Cash flows from financing activities
(186)	Equity dividends paid	(149)	(135)
47	Proceeds on issue of ordinary shares	79	21
(112)	Purchase of treasury shares	(14)	(111)
(334)	Increase in net funding balances due from joint ventures	(312)	(57)

(585)	Net cash used in financing activities	(396)	(282)

—	Movement in cash and cash equivalents	—	—

Consolidated balance sheet
As at 30 June 2007

		£
As at		As at
31 December		30 June
2006		2007	2006
£m		£m	£m

	Non-current assets
1,090	Investments in joint ventures	1,295	1,004

1,090	Total assets	1,295	1,004

	Current liabilities
36	Amounts owed to joint ventures	36	—
1	Payables	1	2
13	Taxation	16	12

50		53	14

	Non-current liabilities
—	Amounts owed to joint ventures	—	36

50	Total liabilities	53	50

1,040	Net assets	1,242	954

	Capital and reserves
161	Called up share capital	163	160
1,033	Share premium account	1,110	1,008
(200)	Shares held in treasury (including in joint ventures)	(232)	(201)
4	Capital redemption reserve	4	4
(98)	Translation reserve	(119)	(31)
140	Other reserves	316	14

1,040	Total equity	1,242	954

Approved by the board of directors, 25 July 2007.

Reed Elsevier Interim Results 2007     26
Reed Elsevier PLC
Summary financial information
Consolidated statement of recognised income and expense
For the six months ended 30 June 2007

Year ended		£
31 December		Six months ended 30 June
2006		2007	2006
£m		£m	£m

320	Profit attributable to ordinary shareholders	157	108
(57)	Share of joint ventures’ net income/(expense) recognised directly in equity	138	56
(3)	Share of joint ventures’ transfer to net profit from hedge reserve	(5)	(2)

260	Total recognised net income and expense for the period	290	162

Consolidated reconciliation of shareholders’ equity
For the six months ended 30 June 2007

Year ended		£
31 December		Six months ended 30 June
2006		2007	2006
£m		£m	£m

260	Total recognised net income for the period	290	162
(186)	Equity dividends declared	(149)	(135)
47	Issue of ordinary shares, net of expenses	79	21
(151)	Increase in shares held in treasury (including in joint ventures)	(32)	(152)
26	Increase in share based remuneration reserve	11	15
2	Equalisation adjustments	3	1

(2)	Net increase/(decrease) in shareholders’ equity	202	(88)
1,042	Shareholders’ equity at start of period	1,040	1,042

1,040	Shareholders’ equity at end of period	1,242	954

Notes to the summary financial information
1 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 6 to the combined financial information. The adjusted figures are derived as follows:
Earnings per share from the continuing and discontinued operations of the combined businesses

Year ended
31 December
Profit			£
attributable to	Basic		Six months ended 30 June
ordinary	earnings		Profit attributable to		Basic earnings
shareholders	per share		ordinary shareholders		per share
2006	2006		2007	2006	2007	2006
£m	pence		£m	£m	pence	pence

320	25.6p	Reported figures	157	108	12.5p	8.6p
10	0.8p	Effect of tax credit equalisation on distributed earnings	8	7	0.6p	0.5p

330	26.4p	Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	165	115	13.1p	9.1p
91	7.2p	Share of adjustments in joint ventures	15	63	1.2p	5.1p

421	33.6p	Adjusted figures	180	178	14.3p	14.2p

Reed Elsevier Interim Results 2007     27
Reed Elsevier PLC
Summary financial information
Notes to the summary financial information
1 Adjusted figures continued
Earnings per share from the continuing operations of the combined businesses

Year ended
31 December
Profit			£
attributable to	Basic		Six months ended 30 June
ordinary	earnings		Profit attributable to		Basic earnings
shareholders	per share		ordinary shareholders		per share
2006	2006		2007	2006	2007	2006
£m	pence		£m	£m	pence	pence

320	25.6p	Reported figures	157	108	12.5p	8.6p
(18)	(1.5)p	Share of joint ventures’ net (profit)/loss from discontinued operations	(27)	12	(2.2)p	0.9p

302	24.1p	Profit attributable to ordinary shareholders based on the continuing operations of the combined businesses	130	120	10.3p	9.5p

2 Dividends
On 25 July 2007 an interim dividend of 4.5p per ordinary share (2006: interim 2006 dividend 4.1p per ordinary share) was declared by the Directors of Reed Elsevier PLC. The cost of this dividend of £57m (2006: £51m) will be recognised when paid. During the six months ended 30 June 2007, the final 2006 dividend of 11.8p per ordinary share was paid, at a cost of £149m (2006: final 2005 dividend 10.7p per ordinary share; £135m).
3 Share capital and treasury shares

Year ended
31 December				Six months ended 30 June
2006				2007	2006
Shares in				Shares in	Shares in
issue net of				issue net of	issue net of
treasury		Shares in	Treasury	treasury	treasury
shares		issue	shares	shares	shares
millions		millions	millions	millions	millions

	Number of ordinary shares
1,266.2	At start of period	1,287.4	(37.8)	1,249.6	1,266.2
10.4	Issue of ordinary shares	15.9	—	15.9	4.7
(20.6)	Share repurchases	—	(2.3)	(2.3)	(20.6)
(6.4)	Net release/(purchase) of shares by employee benefit trust	—	1.7	1.7	(6.7)

1,249.6	At end of period	1,303.3	(38.4)	1,264.9	1,243.6

1,251.9	Average number of ordinary shares during the period			1,257.7	1,257.4

4 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £2,831m at 30 June 2007 (31 December 2006: £2,589m).

Reed Elsevier Interim Results 2007     28
Reed Elsevier NV
Summary financial information
Basis of preparation
The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings. The summary financial information has been prepared on the basis of the group accounting policies of Reed Elsevier NV as set out on page 130 of the Reed Elsevier Annual Reports and Financial Statements 2006, which are in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, and is in accordance with IAS34 – Interim Financial Reporting. Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings.
The interim figures for the six months ended 30 June 2007 and the comparative amounts to 30 June 2006 are unaudited but have been reviewed by the auditors. The summary financial information for the year ended 31 December 2006 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2006, which received an unqualified audit report.
Consolidated income statement
For the six months ended 30 June 2007

		€
Year ended		Six months ended
31 December		30 June
2006		2007	2006
€m		€m	€m

(3)	Administrative expenses	(1)	(1)
455	Share of results of joint ventures	211	159

452	Operating profit	210	158
7	Finance income	29	1

459	Profit before tax	239	159
(1)	Taxation	(7)	—

458	Profit attributable to ordinary shareholders	232	159

Earnings per ordinary share
For the six months ended 30 June 2007

		€
Year ended		Six months ended
31 December		30 June
2006		2007	2006
€		€	€

	From continuing and discontinued operations of the combined businesses
€0.59	Basic earnings per share	€0.30	€0.20
€0.59	Diluted earnings per share	€0.29	€0.20

	From continuing operations of the combined businesses
€0.56	Basic earnings per share	€0.25	€0.23
€0.56	Diluted earnings per share	€0.25	€0.23

Adjusted profit and earnings per share figures are presented in note 1 as additional performance measures.

Reed Elsevier Interim Results 2007     29
Reed Elsevier NV
Summary financial information
Consolidated cash flow statement
For the six months ended 30 June 2007

		€
Year ended		Six months ended
31 December		30 June
2006		2007	2006
€m		€m	€m

	Cash flows from operating activities
(3)	Cash used by operations	(1)	(1)
12	Interest received	28	8
(1)	Tax paid	(1)	—

8	Net cash from operating activities	26	7

	Cash flows from investing activities
1,111	Dividends received from joint ventures	750	599

	Cash flows from financing activities
(272)	Equity dividends paid	(225)	(197)
68	Proceeds on issue of ordinary shares	113	32
(156)	Purchase of treasury shares	(20)	(156)
(612)	Increase in net funding balances due from joint ventures	(735)	(181)

(972)	Net cash used in financing activities	(867)	(502)

147	Movement in cash and cash equivalents	(91)	104

Consolidated balance sheet
As at 30 June 2007

		€
As at		As at
31 December		30 June
2006		2007	2006
€m		€m	€m

	Non-current assets
1,389	Investments in joint ventures	1,770	1,266
	Current assets
148	Cash and cash equivalents	57	105

1,537	Total assets	1,827	1,371

	Current liabilities
8	Payables	8	8
64	Taxation	70	64

72	Total liabilities	78	72

1,465	Net assets	1,749	1,299

	Capital and reserves
48	Share capital issued	48	47
1,562	Paid-in surplus	1,675	1,527
(282)	Shares held in treasury (including in joint ventures)	(327)	(278)
(70)	Translation reserve	(99)	(28)
207	Other reserves	452	31

1,465	Total equity	1,749	1,299

Approved by the Combined Board of directors, 25 July 2007.

Reed Elsevier Interim Results 2007    30
Reed Elsevier NV
Summary financial information
Consolidated statement of recognised income and expense
For the six months ended 30 June 2007

Year ended		€
31 December		Six months ended 30 June
2006		2007	2006
€m		€m	€m

458	Profit attributable to ordinary shareholders	232	159
(50)	Share of joint ventures’ net income/(expense) recognised directly in equity	195	60
(4)	Share of joint ventures’ transfer to net profit from hedge reserve	(8)	(3)

404	Total recognised net income and expense for the period	419	216

Consolidated reconciliation of shareholders’ equity
For the six months ended 30 June 2007

Year ended		€
31 December		Six months ended 30 June
2006		2007	2006
€m		€m	€m

404	Total recognised net income for the period	419	216
(272)	Equity dividends declared	(225)	(197)
68	Issue of ordinary shares, net of expenses	113	32
(210)	Increase in shares held in treasury (including in joint ventures)	(45)	(210)
36	Increase in share based remuneration reserve	16	21
1	Equalisation adjustments	6	(1)

27	Net increase/(decrease) in shareholders’ equity	284	(139)
1,438	Shareholders’ equity at start of period	1,465	1,438

1,465	Shareholders’ equity at end of period	1,749	1,299

Notes to the summary financial information
1 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 6 to the combined financial information. The adjusted figures are derived as follows:
Earnings per share from the continuing and discontinued operations of the combined businesses

Year ended
31 December
Profit			€
attributable to	Basic		Six months ended 30 June
ordinary	earnings		Profit attributable to		Basic earnings
shareholders	per share		ordinary shareholders		per share
2006	2006		2007	2006	2007	2006
€m	€		€m	€m	€	€

458	€0.59	Reported figures	232	159	€0.30	€0.20
127	€0.17	Share of adjustments in joint ventures	20	87	€0.02	€0.12

585	€0.76	Adjusted figures	252	246	€0.32	€0.32

Reed Elsevier Interim Results 2007     31
Reed Elsevier NV
Summary financial information
Notes to the summary financial information
1 Adjusted figures continued
Earnings per share from the continuing operations of the combined businesses

Year ended
31 December			€
Profit			Six months ended 30 June
attributable	Basic		Profit attributable to
to ordinary	earnings		ordinary		Basic earnings
shareholders	per share		shareholders		per share
2006	2006		2007	2006	2007	2006
€m	€		€m	€m	€	€

458	€0.59	Reported figures	232	159	€0.30	€0.20
(24)	€(0.03)	Share of joint ventures’ net (profit)/loss from discontinued operations	(38)	17	€(0.05)	€0.03

434	€0.56	Profit attributable to ordinary shareholders based on the continuing operations of the combined businesses	194	176	€0.25	€0.23

2 Dividends
On 25 July 2007 an interim dividend of €0.114 per ordinary share (2006: interim 2006 dividend €0.102 per ordinary share) was declared by the Boards of Reed Elsevier NV. The cost of this dividend of €84m (2006 interim: €74m) will be recognised when paid. During the six months ended 30 June 2007, the final 2006 dividend of €0.304 per ordinary share was paid, at a cost of €225m (2006: final 2005 dividend €0.267 per ordinary share; €197m).
3 Share capital and treasury shares

Year ended
31 December				Six months ended 30 June
2006				2007	2006
Shares in				Shares in	Shares in
issue net of				issue net of	issue net of
treasury		Shares in	Treasury	treasury	treasury
shares		issue	shares	shares	shares
millions		millions	millions	millions	millions

	Number of ordinary shares
736.3	At start of period	748.6	(22.6)	726.0	736.3
6.8	Issue of ordinary shares	10.6	—	10.6	3.4
(13.4)	Share repurchases	—	(1.6)	(1.6)	(13.4)
(3.7)	Net release/(purchase) of shares by employee benefit trust	—	1.3	1.3	(3.9)

726.0	At end of period	759.2	(22.9)	736.3	722.4

772.1	Average number of equivalent ordinary shares during the period			776.7	775.7

The average number of equivalent ordinary shares takes into account the “R” shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company’s share capital.
4 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €4,212m at 30 June 2007 (31 December 2006: €3,858m).

Reed Elsevier Interim Results 2007     32
Additional information for
US investors
Summary financial information in US dollars
This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 7 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles (“US GAAP”), which would be different in some significant respects.
Combined income statement

Year ended		$
31 December		Six months ended 30 June
2006		2007	2006
US$m		US$m	US$m

8,297	Revenue – continuing operations	4,403	4,004
1,540	Operating profit – continuing operations	812	693
1,248	Profit before tax – continuing operations	690	555
61	Net profit/(loss) from discontinued operations	99	(43)
1,146	Net profit attributable to parent companies’ shareholders – total operations	613	388

1,989	Adjusted operating profit – continuing operations	1,044	918
1,465	Adjusted profit attributable to parent companies’ shareholders – total operations	670	603

US$	Basic earnings per American Depositary Share (ADS) – total operations	US$	US$
$1.88	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$0.99	$0.62
$1.48	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$0.80	$0.49
	Adjusted earnings per American Depositary Share (ADS) – total operations
$2.47	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.13	$1.02
$1.90	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$0.85	$0.78

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV’s 50% respective share of the adjusted profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 6 to the combined financial information and in note 1 to the summary financial information of each of the two parent companies.
Combined cash flow statement

		$
Year ended		Six months ended
31 December		30 June
2006		2007	2006
US$m		US$m	US$m

1,634	Net cash from operating activities – continuing operations	658	570
(503)	Net cash used in investing activities – continuing operations	(626)	(292)
(796)	Net cash from/(used in) financing activities – continuing operations	157	41
105	Net cash (used in)/from discontinued operations	(85)	(326)

440	Increase/(decrease) in cash and cash equivalents	104	(7)

1,998	Adjusted operating cash flow – continuing operations	944	773

Reed Elsevier Interim Results 2007     33
Additional information for
US investors
Combined balance sheet

		$
As at 31		As at
December		30 June
2006		2007	2006
US$m		US$m	US$m

11,637	Non-current assets	10,622	11,862
5,086	Current assets	3,648	4,145
—	Assets held for sale	3,170	37

16,723	Total assets	17,440	16,044

6,535	Current liabilities	5,952	7,062
6,309	Non-current liabilities	6,130	5,649
—	Liabilities associated with assets held for sale	638	6

12,844	Total liabilities	12,720	12,717

3,879	Net assets	4,720	3,327

Summary of the principal differences between IFRS and US GAAP
IFRS differ in certain significant respects to US GAAP. The Annual Reports and Financial Statements 2006 set out the principal differences, insofar as they relate to Reed Elsevier. The effects on net income attributable to shareholders and combined shareholders’ equity of material differences to US GAAP are set out below.

			£		€
Year ended			Six months ended		Six months ended
31 December			30 June		30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

623	916	Net income as reported under (IFRS)	311	217	464	317
		US GAAP adjustments:
1	1	Intangible assets	(3)	2	(4)	3
(54)	(79)	Current taxation	—	—	—	—
(156)	(229)	Pensions	(82)	(86)	(121)	(126)
3	4	Derivative financial instruments	1	2	1	3
(41)	(60)	Disposals	(31)	—	(78)	—
20	29	Deferred taxation	28	11	41	16
3	5	Other	—	(4)	—	(6)

399	587	Net income under US GAAP	224	142	303	207

			£		€
As at 31 December			As at 30 June		As at 30 June
2006	2006		2007	2006	2007	2006
£m	€m		£m	£m	€m	€m

1,966	2,929	Combined shareholders’ equity as reported under (IFRS)	2,347	1,804	3,497	2,598
		US GAAP adjustments:
1,256	1,871	Goodwill and intangible assets	1,074	1,428	1,600	2,056
—	—	Assets held for sale	227	—	338	—
—	—	Pensions	—	43	—	62
(9)	(13)	Deferred taxation	(118)	(17)	(176)	(24)
7	10	Other	7	3	10	4

3,220	4,797	Combined shareholders’ equity under US GAAP	3,537	3,261	5,269	4,696

Reed Elsevier Interim Results 2007      34
Independent review report
to Reed Elsevier PLC and Reed Elsevier NV
Introduction
We have been instructed by the boards of Reed Elsevier PLC and Reed Elsevier NV to review the combined financial information of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the Combined Businesses”) for the six months ended 30 June 2007 which comprises the combined income statement, combined cash flow statement, combined balance sheet, combined statement of recognised income and expense, combined shareholders’ equity reconciliation and related notes 1 to 7.
We have also reviewed the summary financial information of Reed Elsevier PLC and Reed Elsevier NV for the six months ended 30 June 2007 which comprise, respectively, the consolidated income statement, consolidated cash flow statement, consolidated balance sheet, consolidated statement of recognised income and expenditure, reconciliation of shareholders’ equity and the related notes 1 to 4. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.
This report is made solely to Reed Elsevier PLC and Reed Elsevier NV in accordance with International Standard on Review Engagements (United Kingdom and Ireland) 2410 as issued by the United Kingdom Auditing Practices Board, and Dutch Law. Our review work has been undertaken so that we might state to Reed Elsevier PLC and Reed Elsevier NV those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by applicable law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV, for our review work, for this report, or for the conclusions we have formed.
Directors’ responsibilities
The Reed Elsevier Interim Statement, including the financial information contained therein, is the responsibility of, and has been approved by, the directors of Reed Elsevier PLC and Reed Elsevier NV. The directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for preparing the Reed Elsevier Interim Statement in accordance with the Listing Rules of the United Kingdom Financial Services Authority and the requirements of International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union, which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.
Review work performed
We conducted our review in accordance with International Standard on Review Engagements (United Kingdom and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” as issued by the United Kingdom Auditing Practices Board, and Dutch Law. A review of interim financial information consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing and International Standards on Auditing (United Kingdom and Ireland), and Dutch Law, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Review conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted in the European Union and the Listing Rules of the United Kingdom Financial Services Authority.

Deloitte & Touche LLP	Deloitte Accountants BV
Chartered Accountants	JPM Hopmans
London	Amsterdam
United Kingdom	The Netherlands
25 July 2007	25 July 2007

Reed Elsevier Interim Results 2007     35
Investor information
Financial calendar

2007
26 July	PLC	Announcement of interim results for the six months to 30 June 2007
NV
27 July	NV	Ex-dividend date – 2007 interim dividend, Reed Elsevier NV ordinary shares and ADRs
31 July	NV	Record date – 2007 interim dividend, Reed Elsevier NV ordinary shares and ADRs
01 August	PLC	Ex-dividend date – 2007 interim dividend, Reed Elsevier PLC ordinary shares and ADRs
03 August	PLC	Record date – 2007 interim dividend, Reed Elsevier PLC ordinary shares and ADRs
24 August	PLC	Payment date – 2007 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
NV
31 August	PLC	Payment date – 2007 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
NV
15 November	PLC	Trading update issued in relation to the 2007 financial year
NV

2008
21 February	PLC	Announcement of Preliminary Results for the year to 31 December 2007
NV
23 April	PLC	Annual General Meeting – Reed Elsevier PLC, London
24 April	NV	Annual General Meeting – Reed Elsevier NV, Amsterdam
31 July	PLC	Announcement of interim results for the six months to 30 June 2008
NV
Listings

Reed Elsevier PLC	Reed Elsevier NV

London Stock Exchange	Euronext Amsterdam
Ordinary shares (REL)	Ordinary shares (REN)

New York Stock Exchange	New York Stock Exchange
American Depositary Shares (RUK) — CUSIP No. 758205108	American Depositary Shares (ENL) — CUSIP No. 758204101
Each ADR represents four ordinary shares	Each ADR represents two ordinary shares

Reed Elsevier Interim Results 2007     36
Investor information
Contacts

Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
Tel: +44 (0) 20 7930 7077	Tel: +31 (0) 20 485 2222
Fax: +44 (0) 20 7166 5799	Fax: +31 (0) 20 618 0325

Auditors
Deloitte & Touche LLP	Deloitte Accountants BV
Hill House, 1 Little New Street	Orlyplein 50
London EC4A 3TR	1043 DP Amsterdam
United Kingdom	The Netherlands

Stockbrokers
JP Morgan Cazenove Limited	ABN AMRO Bank NV
20 Moorgate	Gustav Mahlerlann 10
London EC2R 6DA	1082 PP Amsterdam
United Kingdom	The Netherlands

UBS Investment Bank
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

Reed Elsevier PLC and Reed Elsevier NV
ADR Depositary
The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York NY10286-1258
USA
Tel: +1 888 269 2377
+1 212 815 3700 (outside the US)
email: shareowners@bankofny.com
www.adrbny.com

Reed Elsevier PLC Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
United Kingdom
Tel: +44 (0) 870 600 3970 (UK callers)
+44 121 415 7047 (non-UK callers)
www.shareview.co.uk

For further investor information visit:

www.reedelsevier.com

This statement is being mailed to the shareholders of Reed Elsevier PLC and will be available to the shareholders of Reed Elsevier NV upon request. Copies are available to the public from the registered offices of the respective companies shown above. Reed Elsevier PLC has given email notification to those shareholders who have requested it of the availability of the Interim Results on the Reed Elsevier website.